Exhibit 6.4 Agreement for Technical Services, dated October 14, 1999, between The Imaging Center, Inc. and F. Daniel Jackson, MD., P.A.

                        AGREEMENT FOR TECHNICAL SERVICES

         This Agreement, dated 14 October 1999, between THE IMAGING CENTER, INC. ("TIC"), a Maryland corporation, and F. DANIEL JACKSON, M.D., P.A. ("PA"), a Maryland professional corporation, provides:

         BACKGROUND: PA is a professional corporation providing medical diagnostic imaging services in Cumberland, Maryland. TIC is a recently-organized corporation which is affiliated with PA by common ownership of a majority of its stock. TIC will provide the technical component of imaging services and PA will provide the professional component of imaging services.

         1. Technical Services. TIC agrees to provide the necessary technical component of diagnostic imaging services for patients of PA, including the provision of all necessary imaging equipment, supplies, and technical personnel. TIC shall be responsible for the cost of any office space and associated overhead expenses entailed in the provision of the technical component of the services. TIC will not provide professional medical services.

         2. Professional Services. PA will be responsible for all professional medical services for its patients, including the reading and interpretation of diagnostic images. PA may also continue to provide the technical component of certain imaging services for its patients.

         3. Term. The term of this Agreement is five (5) years, commencing on the date first above written. At the expiration of the term the Agreement will automatically renew for an additional five (5) years, and for successive five-year periods thereafter, unless TIC or PA provides written notice at least ninety (90) days in advance of the expiration of the term of its intention not to renew the Agreement.

         4. Billing and Compensation. PA shall be responsible for billing for all technical and professional imaging services provided by TIC and PA to PA's patients under this Agreement. TIC shall be compensated for its services under this Agreement by the payment of seventy percent (70%) of the fees received by PA for the technical and imaging services provided to patients under this Agreement. PA shall pay this compensation to TIC within thirty (30) days of the receipt of the fees received by PA.

         5. Medical Records. All medical records relating to PA's patients remain the property of PA. TIC shall have access to such records as required to perform its duties under this Agreement, but TIC shall maintain the confidentiality of such records.

         6. Access to Books and Records. TIC acknowledges that applicable portions of the Social Security Act require PA to include in this Agreement a provision requiring TIC to allow the Secretary of the Department of Health and Human Services ("HHS") and other authorized

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federal officials access to TIC's books and records as they relate to services provided pursuant to this Agreement. Therefore, if the value or cost of services rendered to PA pursuant to this Agreement is Ten Thousand Dollars ($10,000) or more over a twelve (12) month period, TIC agrees as follows:

                  A. Until the expiration of four (4) years after the furnishing of such services, TIC shall, upon written request, make available to the Secretary of the Department of Health and Human Services (the "Secretary"), the Secretary's duly authorized representatives, the Comptroller General, or the Comptroller General's duly authorized representatives, such books, documents and records as may be necessary to certify the nature and extent of the costs of such services; and

                  B. If any such services are performed by way of subcontract with another organization and the value or cost of such subcontracted services is $10,000 or more over a twelve month period such subcontract shall contain and TIC shall enforce a clause to the same effect as Section 6 hereof.

                  The availability of TIC's books, documents and records shall be subject at all times to all applicable legal requirements, including without limitation such criteria and procedures for seeking and obtaining access as may be promulgated by the Secretary by regulation.

         7.       Miscellaneous.

                  A. Notices. Notices, payments and any other communications required to be in writing shall be given either in person or by registered or certified mail, return receipt requested, U.S. postage prepaid, addressed to the president of the receiving party or his designee.

                  B. Governing Law. This Agreement shall be governed by the laws of the State of Maryland as to interpretation, construction and performance.

                  C. Waiver. Waiver by either party of a breach of any provision of this Agreement shall not operate as a waiver of any subsequent or other breach thereof.

                  D. Assignment. This Agreement may not be assigned to a third party without the written consent of both PA and TIC.

                  E. Amendments. This Agreement may be amended or changed only by written amendment executed by PA and TIC.

                  F. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns, subject to the restriction on assignment set forth above. The individual executing the Agreement on behalf of PA is authorized to do so and to bind the PA to the terms of the Agreement, and the individual executing the Agreement on behalf of TIC is authorized to do so and to bind the TIC and its individual members, partners, and employees to the terms of the Agreement.

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                  G. Headings. Headings are for reference purposes only and
shall not affect the meaning of this Agreement.

                  H. Entire Agreement. This Agreement constitutes the entire understanding between the Parties and supersedes all prior agreements, either oral or in writing, with respect to the subject matter hereof.

                  I. Cooperation Regarding Claims and Litigation. PA and TIC agree that they shall fully cooperate in assisting each other and their duly authorized employees, agents, representatives, and attorneys, in investigating, defending or prosecuting incidents involving potential claims, claims for injuries and lawsuits. TIC and PA also agree to make all unprivileged documents and relevant medical records, subject to any necessary consents having been obtained, available for inspection by the other or their duly authorized employees, agents, representatives, and attorneys in conjunction with any incidents, claim or lawsuit arising out of or related to this Agreement, involving circumstances which occur during the term of this Agreement. This paragraph shall be without prejudice to the prosecution of any claims which PA or TIC may have against each other and shall not require cooperation in the event of such claims.

                  IN WITNESS WHEREOF, the Parties have caused the due execution of this Agreement as of the day and year first written above.

ATTEST:                                     THE IMAGING CENTER, INC.



______________________              By:_______________________________
                                       F. Daniel Jackson, M.D., President


ATTEST:                                  F. DANIEL JACKSON, M.D., PA.



______________________              By:_______________________________
                                       F. Daniel Jackson, M.D., President





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